1934 Act Registration No. 1–14700
SECURITIES AND EXCHANGE COMMISION
Washington, DC 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Oct, 2002

Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ✓	Form 40-F

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

NEWS For Immediate Release

Monthly Sales Report—September 2002

Issued by:    Siliconware Precision Industries Co., Ltd.
Issued on:    Oct 8, 2002

Taichung, Taiwan, Oct 8, 2002—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenue for September 2002 was NT$ 1,942 million, representing 49.7% increase compared to the same period of year 2001 and 7.1% increase over last month’s sales revenue.

The Company’s 3Q 2002 sales revenue reaches another record high of NT$ 5,510 million, representing 44.8% increase compared to the same period of year 2001 and 2.1% increase over last quarter’s sales revenue.

Sales Report (NT$ million)

Period	Sept 2002	Aug 2002	Sept 2001	Sequential Change	YOY Change
Revenue	1,942	1,813	1,297	7.1%	49.7%

Period	3Q 2002	2Q 2002	3Q 2001	Sequential Change	YOY Change
Revenue	5,510	5,398	3,805	2.1%	44.8%

SPIL Spokesman

Mr. Jong Lin, CFO
Tel: 886-4-25341525#1528

For further information, please contact IR dept.

Mr. Jerome Tsai
Tel: 886-2-27028898#121
Fax: 886-2-27029268
E-mail:   jeromet@spiltp.com.tw
Ms. Janet Chen
Tel:  886-2-27028898#105
Fax:  886-2-27029268
E-mail:  janet@spiltp.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICONWARE PRECISION INDUSTRIES CO., LTD

By:	/s/ WEN CHUNG LIN
Wen Chung Lin Vice President & Spokesman

Date:    October 16, 2002

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